Exhibit 99.4

Titan Trading Analytics Incorporates MarketPsych Sentiment Data into Behavioral Research

Titan Trading Press Release 02/22/11

Edmonton, Alberta and New York, NY - (Feb 22, 2011) -Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTC BB: TITAF) ("Titan"), a hosted provider of behavioral research and trading strategies, announced today that it has incorporated 12 years of historical and intraday textual sentiment data from behavioral finance pioneers MarketPsych LLC of Santa Monica, California.

The MarketPsych Data Feed provides intraday updates gathered from earnings call transcripts, chat forums, and social media sites. MarketPsych's innovative software engine aggregates sentiment, topic and tone from millions of online conversations and normalizes the data for quantitative research applications. The feed currently includes ticker-specific data on over 6,000 U.S. equities symbols updated on an hourly basis, and the historical database includes over 12 years of textual sentiment data.

"Our models are designed to find "hidden footprints" around a stock price," stated John Coulter, President & CEO of Titan. "Recent studies indicate that Twitter buzz can predict the movement of a stock prior to any official news being released by a company. MarketPsych is able to collect and score emotional sentiment based on a series of sophisticated behavioral algorithms. When we back-tested the data stream with our own proprietary research tools, we found a noticeable correlation in the probability of an event occurring. The addition of MarketPsych Data will enable our system to quickly pick-up unforeseen events and improve the quality of our trade recommendations."

"As an add-on to traditional trading models, behavioral data is the next frontier for traders seeking new rich sources of alpha. Until recently there was no authoritative time series of ticker-specific sentiment information from social media. MarketPsych Data is that source," stated MarketPsych Managing Director Richard Peterson.

About Titan
Titan Trading Analytics Inc. is a premier provider of Behavioral Trading Research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan's Trade Recommendation Engine™ (TRE). Titan's flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan Trading USA LLC is an asset management group which services high net worth investors and is broker neutral. Titan's internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

About MarketPsych

MarketPsych LLC is a leader in behavioral finance research and consulting, integrating the competitive advantages derived from behavioral economics into products and trainings for the worlds' largest investment banks, investment funds and brokerages. Over the past seven years the MarketPsych team developed proprietary text analysis software that identifies and quantifies economically predictive sentiments such as optimism and pessimism, tones such as uncertainty and urgency, and topics such as management changes and debt defaults from social media, blogs, financial news, and executive interviews. After quantifying this information the data feed distributes the raw data and graphical tools to analysts, fund managers, and news services who want to understand the deep forces that move markets. For more information on MarketPsych LLC please visit www.marketpsychadvisor.com.

Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION ABOUT TITAN PLEASE CONTACT
Audra Tiner, Partner & Sr. Vice President
Articulate Communications Inc.
212-255-0080 ext. 34
atiner@articulatecomms.com

FOR FURTHER INFORMATION ABOUT MARKETPSYCH PLEASE CONTACT
Richard Peterson, Managing Director
MarketPsych LLC
1-310-573-8523
rpeterson@marketpsych.com